FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 22, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item

1.	ABN AMRO announces sale of ABN AMRO Mortgage Group, Inc. to Citigroup, January 22, 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: January 22, 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas-Versteeg

		Name:	Willem Nagtglas-Versteeg
		Title:	Secretary to the Managing Board

3

Amsterdam/Chicago, 22 January 2007

ABN AMRO announces sale of ABN AMRO Mortgage Group, Inc. to Citigroup

ABN AMRO announces today that it has reached an agreement to sell ABN AMRO Mortgage Group, Inc. (AAMG), its US-based Residential Mortgage Broker Origination platform and servicing business – which includes AAMG, InterFirst and Mortgage.com – to Citigroup. Citigroup will purchase approximately $9 billion in net assets, of which approximately $3 billion is ABN AMRO Mortgage Group’s mortgage servicing rights associated with its $224 billion mortgage servicing portfolio. After accounting for costs related to the transaction, ABN AMRO expects to record a small book gain on this transaction.

LaSalle Bank Corporation, ABN AMRO Mortgage Group’s corporate parent, will remain in the residential mortgage business. Consumer mortgages and home equity loans will continue to be core products delivered by LaSalle Bank through its extensive retail branch network in Illinois, Indiana and Michigan.

ABN AMRO’s decision to sell the business is part of the Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients. ABN AMRO Mortgage Group’s business, which is primarily focused on a US-wide national mortgage broker network and mortgage servicing portfolio, falls outside of the bank’s strategy.

“The mortgage company’s performance over the last 18 months has been impressive,” said Joost Kuiper, Member of ABN AMRO’s Managing Board and responsible for the Business Unit North America (BU NA).

“In a declining market, ABN AMRO Mortgage Group realised increased revenues and profits, reduced its cost base, introduced products that positioned the company for sustainable growth and, most recently, has driven improved market share. It is this very turnaround that allowed Citigroup to see the value of the business. For us, the decision to sell was one that was appropriate to make in light of our strategic focus on the mid-market client segment.”

Although the decision has been made to exit this business, ABN AMRO continues to have a strong presence in the US. The BU NA brings together ABN AMRO and LaSalle Bank Corporation's client activities in the US and Canada, forming one of the largest foreign-owned financial holding companies in North America with total assets of approximately $217 billion. LaSalle Bank Corporation is the largest bank holding company headquartered in Chicago with $122.3 billion in assets. The BU NA remains a significant contributor to the Group's revenues and its business is largely focused on ABN AMRO's mid-market client segment.

Closing is expected towards the end of first quarter 2007. Further information with regard to the final consideration, net gains and capital release will be provided at that time. The risk weighted assets for ABN AMRO Mortgage Group to be released as the result of this transaction amount to $8 billion. Lehman Brothers is assisting ABN AMRO as financial adviser on the divestment.

About ABN AMRO
Netherlands-based ABN AMRO Bank N.V. is a leading international bank with total assets of EUR 999 bln. It operates more than 4,500 branches in 53 countries, and has a staff of more than 110,000 full-time employees worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

ABN AMRO Mortgage Group, Inc., a unit of LaSalle Bank Corporation, is one of the largest loan originators and loan servicers in the US, and has approximately 3,000 employees nationwide. ABN AMRO Mortgage Group’s InterFirst Wholesale Lending brand, one of the nation’s top wholesale and correspondent lenders, underwrites, provides funding for, and purchases residential mortgage loans originated at the retail level by independent mortgage brokers, banks and correspondents.

Press Relations: +31 (0)20 6288900

Press Contact US: Shawn Platt +1-312-904-7240

Investor Relations: +31(0)20 6287835